SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Joseph I. Perkovich

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

415-549-4973

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2017

(Date of Event which Requires Filing of this Statement)

*	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP No. 448579102	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Paul A. Bible, not individually, but solely as trustee of the trusts listed on Appendix A-1
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,388,755*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,388,755*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,388,755*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person, unless noted otherwise, or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership. On May 31, 2017, P.G. Nicholas Trust and Second Universe Trust contributed 802,670 shares and 393,308 shares, respectively, to divisions of Tao Invest LLC. However, Paul Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust, retains the sole right to vote and dispose of such shares.

All references to the number of shares outstanding are as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as adjusted to account for (i) the conversion of an aggregate of 1,500,000 shares of Class B Common Stock into 1,500,000 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member that settled on August 11, 2017 and (ii) the conversion of an aggregate of 8,654,050 shares of Class B Common Stock into 8,654,050 shares of Class A Common Stock in connection with sales by certain stockholders pursuant to an underwritten offering that settled on August 14, 2017. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 125,031,440 shares of Common Stock outstanding as of July 28, 2017. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.7% of the total voting power of the Common Stock as of July 28, 2017. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 28, 2017, as adjusted, which is comprised of 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nicholas J. Pritzker, not individually, but solely as trustee of the Nicholas J. Pritzker Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,682*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,682*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,682*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person, unless noted otherwise, or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership. On May 31, 2017, the Nicholas J. Pritzker Revocable Trust contributed the 20,682 shares to a division of Tao Invest LLC. However, Nicholas J. Pritzker, as trustee of the Nicholas J. Pritzker Revocable Trust, retains the sole right to vote and dispose of such shares.

All references to the number of shares outstanding are as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as adjusted to account for (i) the conversion of an aggregate of 1,500,000 shares of Class B Common Stock into 1,500,000 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member that settled on August 11, 2017 and (ii) the conversion of an aggregate of 8,654,050 shares of Class B Common Stock into 8,654,050 shares of Class A Common Stock in connection with sales by certain stockholders pursuant to an underwritten offering that settled on August 14, 2017. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 125,031,440 shares of Common Stock outstanding as of July 28, 2017. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.03% of the total voting power of the Common Stock as of July 28, 2017. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 28, 2017, as adjusted, which is comprised of 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tao Invest LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,216,660*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,216,660*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,660*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person, unless noted otherwise, or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership. Shares listed as beneficially owned by the Reporting Person consists of 20,682 shares beneficially owned by Nicholas J. Pritzker, as trustee of the Nicholas J. Pritzker Revocable Trust, and 1,195,978 shares beneficially owned by Paul A. Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust, as elsewhere reported on this Schedule 13D. Tao Invest LLC disclaims beneficial ownership in the above shares since the voting and dispositive power for such shares are held by Nicholas J. Pritzker, as trustee of the Nicholas J. Pritzker Revocable Trust, with respect to 20,682 of the shares and by Paul A. Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust, with respect to 1,195,978 of the shares.

All references to the number of shares outstanding are as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as adjusted to account for (i) the conversion of an aggregate of 1,500,000 shares of Class B Common Stock into 1,500,000 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member that settled on August 11, 2017 and (ii) the conversion of an aggregate of 8,654,050 shares of Class B Common Stock into 8,654,050 shares of Class A Common Stock in connection with sales by certain stockholders pursuant to an underwritten offering that settled on August 14, 2017. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 125,031,440 shares of Common Stock outstanding as of July 28, 2017. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.5% of the total voting power of the Common Stock as of July 28, 2017. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 28, 2017, as adjusted, which is comprised of 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 14 Pages

EXPLANATORY NOTE: This Amendment No. 9 to Schedule 13D (“Amendment No. 8”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 9 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 20, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on January 5, 2012 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 17, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 17, 2012 (“Amendment No. 7”) and Amendment No. 8 to Schedule 13D filed by the Reporting Persons with respect to Issuer on May 15, 2013 (“Amendment No. 8”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(c) This Schedule 13D is being filed by Paul A. Bible, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1 (the “NJP Trustee”), Nicholas J. Pritzker (“Mr. Pritzker”) , not individually but solely as trustee of the Nicholas J. Pritzker Revocable Trust (the “Pritzker Trustee”) and Tao Invest LLC (“Tao,” and, together with the NJP Trustee and the Pritzker Trustee, the “Reporting Persons”).

The address of the principal business and principal office of the NJP Trustee is 165 West Liberty Street, Suite 210, Reno, Nevada 89501. The address of the principal business and principal office of Mr. Pritzker, the Pritzker Trustee and Tao is 1 Letterman Drive, Suite C4-420, San Francisco, California, 94129. The NJP Trustee in his role as trustee is principally engaged in the business of controlling and managing the assets of the trusts for the benefit of the beneficiaries of such trusts. The Pritzker Trustee’s principal occupation is the management of his personal and family investments. Tao is a limited liability company which makes investments on behalf of its members. The managing member of Tao is Tao Capital Partners LLC (“Tao Capital”), a Delaware limited liability company. The principal business of Tao Capital is investment management, and its principal office is located at 1 Letterman Drive, Suite C4-420, San Francisco, California, 94129.

CUSIP No. 448579102	13D	Page 6 of 14 Pages

The officers and directors of Tao Capital are as follows:

Nicholas J. Pritzker	Director and Chairman of Tao Capital. Mr. Pritzker is also an investor and philanthropist.

Susan Stowell Pritzker	Director. Ms. Pritzker is also a philanthropist.

Joseph B. Pritzker	Director. Mr. Pritzker is also an investor.

Regan Pritzker	Director. Ms. Pritzker is also an investor and philanthropist.

Jacob N. Pritzker	Director. Mr. Pritzker is also an investor.

Isaac E. Pritzker	Director. Mr. Pritzker is also an investor.

Joseph I. Perkovich	President and Secretary of Tao Capital.

James Schwaba	Treasurer of Tao Capital.

The business address of Nicholas J. Pritzker, Susan Stowell Pritzker, Joseph B. Pritzker, Regan Pritzker, Jacob N. Pritzker, Joseph I. Perkovich and James Schwaba is 1 Letterman Drive, Suite C4-420, San Francisco, California, 94129. The business address of Isaac E. Pritzker is 625 Broadway, 2nd Floor, New York, New York, 10012.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 29, 2017, a copy of which is attached as Exhibit 9 to this Amendment No. 9.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 448579102	13D	Page 7 of 14 Pages

(f) Tao and Tao Capital are each limited liability companies organized in Delaware. The NJP Trustee, Nicholas J. Pritzker and the officers and directors of Tao Capital are each United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On May 31, 2017, the Pritzker Trustee as trustee of the Nicholas J. Pritzker Revocable Trust, and the NJP Trustee as trustee of Second Universe Trust and P.G. Nicholas Trust, contributed 20,682, 393,308 and 802,670 shares, respectively, of Class B common stock to Tao (the “Tao Transfer”), in exchange for division interests in Tao. The Tao Transfer constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation, and, accordingly, the shares of Class B Common Stock acquired by Tao in the Tao Transfer remain shares of Class B Common Stock. Following the Tao Transfer, the Pritzker Trustee retained the voting and dispositive rights to the shares contributed by the Nicholas J. Pritzker Revocable Trust, and the NJP Trustee retained the voting and dispositive rights to the shares contributed by Second Universe Trust and P.G. Nicholas Trust.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On April 15, 2016, Marshall E. Eisenberg resigned as trustee of P.G. Nicholas Trust M and Lawrence I. Richman resigned as trustee of Second Universe Trust and R.A. Trust #25. Paul A. Bible was appointed as sole successor trustee of P.G. Nicholas Trust M, Second Universe Trust and R.A. Trust #25 (the “Change of Trustee”). Due to the Change of Trustee, the shares of Common Stock held by P.G. Nicholas Trust M, Second Universe Trust and R.A. Trust #25 hereto are now beneficially owned by Paul A. Bible, solely in his capacity as trustee of such trusts. No consideration was paid in connection with the Change of Trustee and the Change of Trustee constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by P.G. Nicholas Trust M, Second Universe Trust and R.A. Trust #25 hereto remain shares of Class B Common Stock following the Change of Trustee.

On April 15, 2016, the trustee of P.G. Nicholas Trust M transferred 802,670 shares of Class B common stock to P.G. Nicholas Trust of which Paul A. Bible is the trustee and Mr. Pritzker is the beneficiary (the “P.G. Nicholas Transfer”). Pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended, Mr. Pritzker is not deemed to be a beneficial owner of the shares of Class B Common Stock held by P.G. Nicholas Trust. No consideration was paid in connection with the P.G. Nicholas Transfer and the P.G. Nicholas Transfer constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation, and, accordingly, the shares of Class B Common Stock acquired by P.G. Nicholas Trust in the P.G. Nicholas Transfer hereto remain shares of Class B Common Stock following the P.G. Nicholas Transfer.

CUSIP No. 448579102	13D	Page 8 of 14 Pages

On April 15, 2016, Mr. Pritzker transferred 20,682 shares of Class B common stock to the Nicholas J. Pritzker Revocable Trust, of which Mr. Pritzker is the trustee and beneficiary (the “Revocable Trust Transfer”). No consideration was paid in connection with the Revocable Trust Transfer and the Revocable Trust Transfer constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation, and, accordingly, the shares of Class B Common Stock acquired by the Nicholas J. Pritzker Revocable Trust in the Revocable Trust Transfer hereto remain shares of Class B Common Stock following the Revocable Trust Transfer.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,409,437 shares of Class A Common Stock, issuable upon conversion of 1,409,437 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 1.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 1.1% of the total number of shares of Common Stock outstanding and 1.7% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. Tao disclaims beneficial ownership in the shares since the voting and dispositive power for such shares are held by Nicholas J. Pritzker, as trustee of the Nicholas J. Pritzker Revocable Trust, with respect to 20,682 shares and by Paul A. Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust, with respect to 1,195,978 shares.

Schedule A attached to this Amendment No. 9 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 9 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 9 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 9 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds and Forms 4 filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 9 of 14 Pages

The Change of Trustee did not impact the number of shares or percentage of the Common Stock beneficially owned by the Pritzker Family Group.

Item 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) The Change of Trustee was completed on April 15, 2016, as described in Item 4 to this Amendment No. 9.

The P.G. Nicholas Transfer and Revocable Trust Transfer were completed on April 15, 2016, and the Tao Transfer was completed on May 31, 2017, as described in Items 3 and 4 of this Amendment 9.

Item 5(e) of the Schedule 13D is amended and supplemented as follows:

(e) As a result of the P.G. Nicholas Transfer, P.G. Nicholas Trust M no longer owns any Class B Common Stock, may no longer be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Act and will no longer be required to file a Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 9	Joint Filing Agreement, dated August 29, 2017, by and among Paul A. Bible, not individually but solely as trustee to the trusts listed on Schedule 1 thereto, Nicholas J. Pritzker, not individually but solely as trustee of the Nicholas J. Pritzker Revocable Trust, and Tao Invest LLC, pursuant to Rule 13D-1(k) of the Securities Exchange Act of 1934.

CUSIP No. 448579102	13D	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2017

/s/ Paul A. Bible Paul A Bible, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1

/s/ Nicholas J. Pritzker Nicholas J. Pritzker, not individually, but solely as trustee of the Nicholas J. Pritzker Revocable Trust

Tao Invest LLC /s/ Joseph I. Perkovich Name: Joseph I. Perkovich Title: President of Tao Capital Partners LLC, the Managing Member of Tao Invest LLC

[Signature Page to Amendment No. 9 to Schedule 13D]

CUSIP No. 448579102	13D	Page 11 of 14 Pages

Appendix A-1

Second Universe Trust

R.A. Trust #25

P.G. Nicholas Trust

P.G. Nicholas Trust M

CUSIP No. 448579102	13D	Page 12 of 14 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Paul A. Bible, not individually, but solely in the capacity as trustee of of the trusts listed on Appendix A-1	—	—	1,388,755	1.8%	1.1%	1.7%
Nicholas J. Pritzker, not individually, but solely as trustee of the Nicholas J. Pritzker Revocable Trust	—	—	20,682	0.03%	0.02%	0.03%
Tao Invest LLC	—	—	1,216,660	1.6%	1.0%	1.5%

[1]	All references to the number of shares outstanding are as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as adjusted to account for (i) the conversion of an aggregate of 1,500,000 shares of Class B Common Stock into 1,500,000 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member that settled on August 11, 2017 and (ii) the conversion of an aggregate of 8,654,050 shares of Class B Common Stock into 8,654,050 shares of Class A Common Stock in connection with sales by certain stockholders pursuant to an underwritten offering that settled on August 14, 2017.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 49,094,651 shares of Class A Common Stock outstanding as of July 28, 2017, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 75,936,789 shares of Class B Common Stock outstanding as of July 28, 2017, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock outstanding as of July 28, 2017, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 28, 2017, as adjusted, which is comprised of 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	781,807	1.0%	0.6%	1.0%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	29.7%	18.0%	27.9%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.9%	1.1%	1.7%
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	8,470	*	2,420,151	3.2%	1.9%	3.0%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	8,584,104	11.3%	6.9%	10.6%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	8,965,797	11.8%	7.2%	11.1%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	280,493	0.6%	6,486,507	8.5%	5.4%	8.1%
The Anthony N. Pritzker Family Foundation[14]	—	—	1,830,094	2.4%	1.5%	2.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	24.8%	15.1%	23.3%
The Pritzker Family Foundation[16]	—	—	1,830,094	2.4%	1.5%	2.3%
Pritzker Family Group Totals	305,023	0.6%	73,666,394	97.0%	59.2%	91.2%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as adjusted to account for (i) the conversion of an aggregate of 1,500,000 shares of Class B Common Stock into 1,500,000 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member that settled on August 11, 2017 and (ii) the conversion of an aggregate of 8,654,050 shares of Class B Common Stock into 8,654,050 shares of Class A Common Stock in connection with sales by certain stockholders pursuant to an underwritten offering that settled on August 14, 2017.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 49,094,651 shares of Class A Common Stock outstanding as of July 28, 2017, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 75,936,789 shares of Class B Common Stock outstanding as of July 28, 2017, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock outstanding as of July 28, 2017, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 28, 2017, as adjusted, which is comprised of 49,094,651 shares of Class A Common Stock and 75,936,789 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[7]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 105,141 SARs that are currently exercisable at an exercise price of $49.39, 90,176 SARs that are currently exercisable at an exercise price of $56.27 and 68,775 SARs that are currently exercisable at an exercise price of $47.36. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 14 of 14 Pages

[8]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[9]	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[10]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[11]	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[12]	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[13]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[14]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[15]	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[16]	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.